APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Pinpin Company LLC dba Lean Kitchen
Balance Sheet - unaudited
For the period ended 10/31/22

	Current Period	
	31-Oct-22	
ASSETS		
Current Assets:		
Cash	$	-
Petty Cash		-
Accounts Receivables		-
Inventory		-
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		-
Fixed Assets:		
Land		-
Leasehold Improvements	-	
Furniture and Equipment		-
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		-
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		75,000.00
Total Other Assets		75,000.00
TOTAL ASSETS	$	75,000.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Sales Tax Payable		-
Payroll Liabilities		-
Other Liabilities		-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		75,000.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		75,000.00
TOTAL LIABILITIES & EQUITY	$	**75,000.00**
Balance Sheet Check		-

I, Vicente Pinpin, certify that:

1. The financial statements of Pinpin Company LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Pinpin Company LLC has not been included in this Form as Pinpin Company LLC was formed on 02/10/2022 and has not filed a tax return to date.

Signature   _____

Name: Vicente Pinpin

Title: Co-Owner and CEO